Exhibit 99.1

All Resolutions Passed at Ping An Biomedical AGM, Clearing Path for Restructured Share Capital

Hong Kong, March 19, 2026 — Ping An Biomedical Co., Ltd (NASDAQ: PASW) (hereinafter referred to as “Ping An Bio”) announced that shareholders have approved all five resolutions at the company’s 2026 Annual General Meeting, providing full authorization for an overhaul of its share capital structure, the introduction of high-vote Class B shares, a targeted share exchange with a major shareholder, and a large-scale share consolidation.

Authorised Share Capital Changes

Shareholders resolved by an ordinary resolution that, the Company authorised share capital of the Company be amended in the manner and sequence set out below with immediate effect (collectively, the Authorised Share Capital Changes):

(a)	increasing the authorised share capital US$50,000 divided into 800,000,000 ordinary shares of a nominal or par value of US$0.0000625 each to US$312,500 divided into 5,000,000,000 ordinary shares of a par value US$0.0000625 each, by the addition of 4,200,000,000 ordinary shares of a par value US$0.0000625 each;

(b)	re-designating and re-classifying 4,900,000,000 authorised ordinary shares of a par value US$0.0000625 each (including all existing issued ordinary shares) as 4,900,000,000 class A ordinary shares of par value US$0.0000625 each (the Class A Shares), where the rights of the existing ordinary shares shall be the same as the Class A Shares;

(c)	cancelling 100,000,000 authorised but unissued ordinary shares of a par value US$0.0000625 each and create a new share class of 100,000,000 class B ordinary shares of par value US$0.0000625 each (the Class B Shares), which will be entitled to one hundred (100) votes per share, such that the authorised share capital of the Company shall become US$312,500 divided into 4,900,000,000 class A ordinary shares of a par value US$0.0000625 each and 100,000,000 class B ordinary shares of a par value US$0.0000625 each.

Adoption of Second Amended and Restated Memorandum and Articles of Association

Shareholders resolved by a special resolution that the second amended and restated memorandum and articles of association of the Company, in the substantial form attached to the notice of annual general meeting and the proxy statement as Appendix 1 (the Second Amended MAA), be adopted in substitution for and to the exclusion of the existing memorandum and articles of association of the Company in its entirety with effect upon the Authorised Share Capital Changes taking effect.

Share repurchase and issuance

Shareholders resolved by an ordinary resolution that, subject to the Authorised Share Capital Changes and Second Amended MAA taking effect and the Company’s receipt of the consent to repurchase and application for shares duly executed by INSPIRETECH LTD ("INSPIRETECH"), the Board be and is hereby authorised to repurchase 12,250,000 Class A Shares from INSPIRETECH, all of which are fully paid shares, in consideration of and out of the proceeds of the Company’s new issuance of 12,250,000 Class B Shares to INSPIRETECH. The arrangement effectively converts part of INSPIRETECH’s holding into high-vote shares while keeping the number of shares held by that shareholder unchanged.

Share consolidation

Shareholders resolved by an ordinary resolution that, following the Authorised Share Capital Changes, and conditional upon the approval of the Board, with effect on a date within one (1) calendar year after the conclusion of the Meeting to be determined by the Board:

(d)	every one thousand (1,000) then issued and unissued Class A Shares, or such lesser whole share amount of not being less than two (2) as the Board may determine in its sole discretion, be consolidated into one (1) class A ordinary share (the Consolidated Class A Share(s)), where such Consolidated Class A Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to par value) as the existing Class A Shares as set out in the Second Amended MAA;

(e)	every one thousand (1,000) then issued and unissued Class B Shares, or such lesser whole share amount of not being less than two (2) as the Board may determine in its sole discretion, be consolidated into one (1) class B ordinary share (the Consolidated Class B Share(s)), where such Consolidated Class B Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to par value) as the existing Class B Shares as set out in the Second Amended MAA;

(collectively, the Share Consolidation)

(f)	all fractional entitlements to the issued Consolidated Class A Shares and Consolidated Class B Shares resulting from the Share Consolidation will not be issued to the shareholders of the Company and instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number; and

(g)	the Board be authorised and directed to do all such acts and things as it may consider necessary or desirable for the purpose of effectuating the Share Consolidation, including determining the definitive ratio and the effective date of the Share Consolidation and any other changes to the Company’s authorised share capital in connection with and as necessary to effect the Share Consolidation.

Amendment of Memorandum and Articles of Association reflecting Share Consolidation

Shareholders resolved by a special resolution that subject to and immediately following the Share Consolidation being effected, the relevant provisions of the memorandum and articles of association of the Company then in effect be amended to reflect the Share Consolidation.

The AGM was held on 18 March 2026, with shareholders of record as of 3 March 2026 entitled to vote in person or by proxy. Each ordinary share carried one vote at the meeting, and all five resolutions received the requisite majority of votes cast, in line with the board of directors’ unanimous recommendation.

About Ping An Biomedical Co., Ltd

Ping An Biomedical Co., Ltd. is a one-stop SCM service provider in the apparel industry. It is also a forward-thinking company dedicated to delivering innovative solutions in healthcare and biomedical technology.

For more information, please contact:

Ping An Biomedical Co., Ltd.

Email: corpsec@pingan365.vip

Celestia Investor Relations

Email: investors@celestiair.com